UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
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                                   FORM 12B-25

                                               Commission file number: 000-31585

                           NOTIFICATION OF LATE FILING

(Check One):

[ ] Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-QSB  [ ] Form N-SAR

      For Period Ended: March 31, 2005
                        --------------------------------------------------------

[ ]   Transition Report on Form 10-KSB    [ ]   Transition Report on Form 10-QSB
[ ]   Transition Report on Form 20-F      [ ]   Transition Report on Form N-SAR
[ ]   Transition Report on Form 11-K

      For Transition Period Ended:
                                   ---------------------------------------------

Read attached instruction sheet before preparing form. Please print or type.

            Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

            If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

         Name of registrant:
                                       Diamond Discoveries International Corp.
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         Former name if applicable:
                                                         N/A
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         Address of principal executive office (street and number):
                                            804 - 750 West Pender Street
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         City, state and zip code:
                                            Vancouver, BC Canada V6C 2T7
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                                     PART II
                             RULE 12b-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
      (b)   The subject annual report, semi-annual report, transition report on
            Form 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof, will be
[X] filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (attach extra sheets if needed.)

The Registrant's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2005 could not be filed within the prescribed time period because the Registrant has very limited in-house staff and needs additional time to gather the final information needed to complete its Form 10-QSB. As a result, the filing cannot be made on the prescribed due date without unreasonable effort or expense. The Registrant anticipates that the quarterly report will be filed on or before the fifth calendar day following the prescribed due date.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification:

      Edward C. Williams              604                    683-1368
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            (Name)                 (Area Code)           (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).

                                                                  [X] Yes [ ] No

      (3) Is it anticipated that any significant change in results or operations from the corresponding period for the last fiscal quarter will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [ ] Yes [X] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if separate, state the reasons why a reasonable estimate of the results cannot be made.


                                   SIGNATURES

                     Diamond Discoveries International Corp.
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                (Name of Registrant as Specified in Its Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                               By: /s/ Edward C. Williams
                                                   -----------------------------
                                                   Chief Financial Officer

Date: May 16, 2005
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                                    ATTENTION

   Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


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